FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
127 Via de Tesoros
Los Gatos, California 95032

Item Two - Date of Material Change

July 16, 2002

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On July 16, 2002, NovaGold Resources Inc. announced results from the continuing Pre-Feasibility and exploration program at the Donlin Creek gold deposit.

Item Five - Full Description of Material Change

On July 16, 2002, NovaGold Resources Inc. announced results from the continuing Pre-Feasibility and exploration program at the Donlin Creek gold deposit.

Highlights

  Follow-up core holes at the new Akivik zone continue to intercept high-grade gold mineralization. Highlights include: DC02-723 with 16.0 meters grading 32.95 grams gold per tonne (g/t) (52.5 feet grading 0.96 ounces per ton (oz/t)); and hole DC02-727 with 17.5 meters of 6.81 g/t (57.4 feet grading 0.20 oz/t).

  Additional follow-up exploration drill holes have discovered a broad new mineralized zone at the Far East Target located ½ kilometer east of the Lewis deposit. Assay results are pending.
  To date 17,800 meters (58,400 feet) have been drilled in 155 holes (71 core and 84 reverse circulation). Assay results are complete for 105 core and rotary holes in the program. Approximately 20,000 meters (65,600 feet) of additional drilling will be completed for the Pre-Feasibility Study.

  Environmental baseline work and geotechnical and mine engineering studies are underway for the Preliminary Feasibility Study.

The 2002 drill program began in early-April with two diamond core drills and one reverse circulation rotary drill (RVC) working on the property. A multi-staged drill program has been designed to expand the gold resource as defined in the March 2002 Scoping Study, to complete step-out drilling away from known mineralization within the modeled $300/oz pit boundaries, and to upgrade inferred resources with in-fill drilling to the measured and indicated categories. An important focus for the current drill program is to delineate additional near-surface, higher-grade resources adjacent to and within the modeled pit boundaries on a minimum 100 meter by 100 meter drill grid density. Successful completion of the program would reduce the overall strip ratio and increase the total gold resource at Donlin Creek. This work will be completed as a series of drill programs throughout the summer and early-fall.

Since April 2002, a total of 17,800 meters (58,400 feet) have been drilled in 155 holes (71 core and 84 reverse circulation). Assay results have been finalized and reported for 105 drill holes in the program. The majority of this drilling to date has focused on step-out exploration drilling to test high-priority targets and define new near surface resource potential in and around the existing resource areas. Significant mineralized intervals of intrusive porphyry and sedimentary rocks have been intercepted in all of the priority exploration target areas. An additional 20,000 meters (65,600 feet) of drilling will be completed in the program for the Pre-Feasibility Study.

High-grade Follow-up Drill Holes Expand New Akivik Zone Discovery

Additional follow-up drilling at the new Akivik discovery located north of the high-grade Acma zone has continued to intercept high-grade gold mineralization. New high-grade assay results from follow-up step-out drilling half way between the Acma deposit and the new Akivik zone, include hole DC02-723 with 16.0 meters grading 32.95 g/t gold (52.5 feet grading 0.96 oz/t gold); and hole DC02-727 with 17.5 meters of 6.81 g/t gold (57.4 feet grading 0.20 oz/t). The Akivik zone extends the known Acma gold mineralization a kilometer to the north which will add substantial new gold resources outside the existing resource blocks. Step-out drilling towards the Acma deposit shows this mineralization to be near surface and connected continuously to resources within the modeled Acma pit which will also decrease the overall strip ratio. Further assay results are pending.

Exploration reverse circulation (RVC) drill holes, north of the Akivik area have also returned high grades with hole DR02-668 intersecting 4.6 meters grading 7.20 g/t and DR02-752 intersecting 9.1 meters containing 9.85 g/t gold. Additional step-out drilling will be necessary to define the extent of the new zone which remains open in all directions. This new zone lies outside the existing resource area and will add new ounces to the resource. Follow-up drilling in this area is a high priority as the Akivik zone mineralization remains open to further expansion.

Drilling east of the Akivik discovery also continues to return promising results where four step-out drill holes have intersected additional high-grade mineralization. These holes are located between the newly discovered Akivik zone and the Vortex zone in the western part of the Lewis deposit. Drill hole DC02-697 intersected three intervals totaling 24.1 meters having an average grade of 5.0 g/t and DC02-698 intersected 15.2 meters with 5.71 g/t gold. These step-out and infill drill holes targeted a mineralized corridor along one of the Vortex dykes and are designed to expand defined resources away from known mineralization and to upgrade inferred resources to the measured and indicated categories.

Follow-up Core Holes Confirm New Southern Lewis Zone Discovery

Step-out exploration drilling ½ kilometer south of the modeled Lewis pit outline has intercepted significant mineralized intervals of intrusive porphyry. The first phase of testing targets on a 100 m by 100 m grid south of Lewis and east of Acma is nearly complete with the first assays confirming visual mineralization discussed in NovaGold’s previous news release of June 5, 2002. Initial follow-up drilling results include hole DC02-712, with three mineralized zones totaling 10.3 meters with an average grade of 6.8 g/t gold and DC02-722 with 10.0 meters grading 3.1 g/t and 12.3 meters grading 3.9 g/t gold. Additional assay results for this new zone are still pending.

First Follow-up Drilling begins at the Far East Target

The Far East Zone is located ½ kilometer east of the Lewis Deposit. This target area was first discovered with a single drill hole that tested a coincident gold-in-soil and geophysical target. That drill hole DC97-436 intersected 17.9 meters grading 5.9 g/t Au at a depth of 130 meters within strongly mineralized intrusive porphyry. To follow-up on this very encouraging drill hole and to test the extent of the mineralization at the Far East target, 11 RVC drill holes have been completed on the new mineralized zone. These drill holes intersected the east extension on the Lewis sills, a package of intrusive porphyry located at surface, approximately 175 meters wide and extending east for a minimum of ½ kilometer. Assay results are still pending but several strongly mineralized sections of intrusive porphyry were logged. This area could add significant new, near-surface resources and expand the extent of the modeled Lewis pit eastward. Follow-up drilling in this area is also a high priority.

New Summary Drill Results and Sample Protocol

The drill program and sampling protocol are managed by NovaGold with oversight provided by Qualified Person Phil St.George, Vice President of Exploration and Project Manager for NovaGold Resources. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C. A table entitled " Donlin Creek New Drill Results Highlights Table" was included.

Drill hole location maps showing the Donlin Creek target areas are available for download on the NovaGold website at the link below:

Donlin Creek Project section of NovaGold’s website:

http://www.novagold.net/s/Projects.asp?PropertyInfoID=880

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. NovaGold was the top performing stock on the Toronto Stock Exchange (symbol NRI) in 2001. The Company’s shares also trade on the US OTC (symbol NVGLF). Financial reports and other information, including a webcast report from the recent Annual General Meeting, are available at www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 24th day of July, 2002 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

52 foot 1 oz/ton Gold Intercept Joins Acma and New Akivik Zones at Donlin

July 16th, 2002, Vancouver – NovaGold Resources Inc. is pleased to report results from the continuing Pre-Feasibility and exploration program at the Donlin Creek gold deposit.

Highlights

  Follow-up core holes at the new Akivik zone continue to intercept high-grade gold mineralization. Highlights include: DC02-723 with 16.0 meters grading 32.95 grams gold per tonne (g/t) (52.5 feet grading 0.96 ounces per ton (oz/t)); and hole DC02-727 with 17.5 meters of 6.81 g/t (57.4 feet grading 0.20 oz/t).
  Additional follow-up exploration drill holes have discovered a broad new mineralized zone at the Far East Target located ½ kilometer east of the Lewis deposit. Assay results are pending.
  To date 17,800 meters (58,400 feet) have been drilled in 155 holes (71 core and 84 reverse circulation). Assay results are complete for 105 core and rotary holes in the program. Approximately 20,000 meters (65,600 feet) of additional drilling will be completed for the Pre-Feasibility Study.
  Environmental baseline work and geotechnical and mine engineering studies are underway for the Preliminary Feasibility Study.

Strong Results Continue On Donlin Creek Pre-Feasibility Drilling

"We are very encouraged with the drill results to date from the 2002 Pre-Feasibility program” says Rick Van Nieuwenhuyse, President of NovaGold, "The in-pit expansion drilling is identifying new near surface high-grade zones as anticipated; and drilling on the new target areas adjacent to the known resources at Acma and Lewis such as the new Akivik, Southern Lewis and the Far East Zones are all intersecting significant zones of new near-surface mineralization. Everything is on track to complete an updated and expanded resource estimate and improved economic assessment study at the conclusion of the drilling and engineering programs this fall."

The 2002 drill program began in early-April with two diamond core drills and one reverse circulation rotary drill (RVC) working on the property. A multi-staged drill program has been designed to expand the gold resource as defined in the March 2002 Scoping Study, to complete step-out drilling away from known mineralization within the modeled $300/oz pit boundaries, and to upgrade inferred resources with in-fill drilling to the measured and indicated categories. An important focus for the current drill program is to delineate additional near-surface, higher-grade resources adjacent to and within the modeled pit boundaries on a minimum 100 meter by 100 meter drill grid density. Successful completion of the program would reduce the overall strip ratio and increase the total gold resource at Donlin Creek. This work will be completed as a series of drill programs throughout the summer and early-fall.

Since April 2002, a total of 17,800 meters (58,400 feet) have been drilled in 155 holes (71 core and 84 reverse circulation). Assay results have been finalized and reported for 105 drill holes in the program. The majority of this drilling to date has focused on step-out exploration drilling to test high-priority targets and define new near surface resource potential in and around the existing resource areas. Significant mineralized intervals of intrusive porphyry and sedimentary rocks have been intercepted in all of the priority exploration target areas. An additional 20,000 meters (65,600 feet) of drilling will be completed in the program for the Pre-Feasibility Study.

High-grade Follow-up Drill Holes Expand New Akivik Zone Discovery

Additional follow-up drilling at the new Akivik discovery located north of the high-grade Acma zone has continued to intercept high-grade gold mineralization. New high-grade assay results from follow-up step-out drilling half way between the Acma deposit and the new Akivik zone, include hole DC02-723 with 16.0 meters grading 32.95 g/t gold (52.5 feet grading 0.96 oz/t gold); and hole DC02-727 with 17.5 meters of 6.81 g/t gold (57.4 feet grading 0.20 oz/t). The Akivik zone extends the known Acma gold mineralization a kilometer to the north which will add substantial new gold resources outside the existing resource blocks. Step-out drilling towards the Acma deposit shows this mineralization to be near surface and connected continuously to resources within the modeled Acma pit which will also decrease the overall strip ratio. Further assay results are pending.

Exploration reverse circulation (RVC) drill holes, north of the Akivik area have also returned high grades with hole DR02-668 intersecting 4.6 meters grading 7.20 g/t and DR02-752 intersecting 9.1 meters containing 9.85 g/t gold. Additional step-out drilling will be necessary to define the extent of the new zone which remains open in all directions. This new zone lies outside the existing resource area and will add new ounces to the resource. Follow-up drilling in this area is a high priority as the Akivik zone mineralization remains open to further expansion.

Drilling east of the Akivik discovery also continues to return promising results where four step-out drill holes have intersected additional high-grade mineralization. These holes are located between the newly discovered Akivik zone and the Vortex zone in the western part of the Lewis deposit. Drill hole DC02-697 intersected three intervals totaling 24.1 meters having an average grade of 5.0 g/t and DC02-698 intersected 15.2 meters with 5.71 g/t gold. These step-out and in-fill drill holes targeted a mineralized corridor along one of the Vortex dykes and are designed to expand defined resources away from known mineralization and to upgrade inferred resources to the measured and indicated categories.

Follow-up Core Holes Confirm New Southern Lewis Zone Discovery

Step-out exploration drilling ½ kilometer south of the modeled Lewis pit outline has intercepted significant mineralized intervals of intrusive porphyry. The first phase of testing targets on a 100 m by 100 m grid south of Lewis and east of Acma is nearly complete with the first assays confirming visual mineralization discussed in NovaGold’s previous news release of June 5, 2002. Initial follow-up drilling results include hole DC02-712, with three mineralized zones totaling 10.3 meters with an average grade of 6.8 g/t gold and DC02-722 with 10.0 meters grading 3.1 g/t and 12.3 meters grading 3.9 g/t gold. Additional assay results for this new zone are still pending.

First Follow-up Drilling begins at the Far East Target

The Far East Zone is located ½ kilometer east of the Lewis Deposit. This target area was first discovered with a single drill hole that tested a coincident gold-in-soil and geophysical target. That drill hole DC97-436 intersected 17.9 meters grading 5.9 g/t Au at a depth of 130 meters within strongly mineralized intrusive porphyry. To follow-up on this very encouraging drill hole and to test the extent of the mineralization at the Far East target, 11 RVC drill holes have been completed on the new mineralized zone. These drill holes intersected the east extension on the Lewis sills, a package of intrusive porphyry located at surface, approximately 175 meters wide and extending east for a minimum of ½ kilometer. Assay results are still pending but several strongly mineralized sections of intrusive porphyry were logged. This area could add significant new, near-surface resources and expand the extent of the modeled Lewis pit eastward. Follow-up drilling in this area is also a high priority.

New Summary Drill Results and Sample Protocol

The drill program and sampling protocol are managed by NovaGold with oversight provided by Qualified Person Phil St.George, Vice President of Exploration and Project Manager for NovaGold Resources. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C.

Donlin Creek New Drill Results Highlights Table

		Length	Gold	Length	Gold	Type	Area	Objective
DHID	Interval(m)	(m)	(g/t)	(ft)	(oz/t)
DC02-693	78.0 to 83.4	5.4	5.89	17.7	0.17	Core	Vortex	Step-out
DC02-696	59.9 to 63.8	3.9	3.15	12.7	0.09	Core	Vortex	In-fill
	83.5 to 93.5	10.0	3.95	32.8	0.12
DC02-697	29.0 to 32.0	3.0	6.60	9.8	0.19	Core	Vortex	In-fill
	78.0 to 92.2	14.2	5.22	46.6	0.15
	95.0 to 101.9	6.9	3.86	22.6	0.11
DC02-698	45.1 to 60.3	15.2	5.71	49.9	0.17	Core	Vortex	Step-out
DC02-699	70.0 to 74.0	4.0	3.07	13.1	0.09	Core	Lewis	Step-out
DC02-700	99.0 to 115.0	16.0	3.61	52.5	0.11	Core	Lewis	Step-out
DC02-703	36.0 to 48.1	12.1	5.26	39.7	0.15	Core	Akivik	Step-out
DC02-704	36.0 to 40.0	4.0	4.11	13.1	0.12	Core	S Lewis	Exploration
DC02-705	92.0 to 98.0	6.0	3.17	19.7	0.09	Core	Akivik	Step-out
	112.0 to 116.0	4.0	8.91	13.1	0.26
DC02-708	60.0 to 65.0	5.0	5.70	16.4	0.17	Core	S Lewis	Exploration
DC02-711	97.0 to 104.7	7.6	10.41	25.0	0.30	Core	Akivik	Step-out
	110.0 to 113.0	3.1	6.63	10.0	0.19
DC02-712	151.3 to 157.0	5.7	7.76	18.8	0.23	Core	S Lewis	Exploration
	184.1 to 186.9	2.9	4.64	9.3	0.14
DC02-722	77.0 to 87.0	10.0	3.10	32.8	0.09	Core	S Lewis	Exploration
	82.5 to 87.0	4.5	5.45	14.8	0.16
	143.7 to 156.0	12.3	3.90	40.5	0.11
DC02-723	114.0 to 130.0	16.0	32.95	52.5	0.96	Core	Akivik	Step-out
	138.0 to 141.7	3.7	13.13	12.1	0.38
DC02-727	116.5 to 134.0	17.5	6.81	57.4	0.20	Core	Akivik	Step-out
DR02-662	33.5 to 41.2	7.6	3.30	25.0	0.10	Rotary	S Lewis	Exploration
DR02-663	45.7 to 47.2	1.5	6.57	5.0	0.19	Rotary	S Lewis	Exploration
DR02-665	38.1 to 42.7	4.6	3.37	15.0	0.10	Rotary	S Lewis	Exploration
DR02-668	32.0 to 36.6	4.6	7.20	15.0	0.21	Rotary	N Acma	Exploration
DR02-752	25.9 to 35.1	9.1	9.85	30.0	0.29	Rotary	N Acma	Exploration
DR02-753	76.2 to 79.3	3.1	6.62	10.0	0.19	Rotary	N 400	Exploration
DR02-761	78.0 to 83.4	5.4	5.89	17.7	0.17	Rotary	N 400	Exploration

Drill hole location maps showing the Donlin Creek target areas are available for download on the NovaGold website at the link below: Donlin Creek Project section of NovaGold’s website: http://www.novagold.net/s/Projects.asp?PropertyInfoID=880

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. NovaGold was the top performing stock on the Toronto Stock Exchange (symbol NRI) in 2001. The Company’s shares also trade on the US OTC (symbol NVGLF). Financial reports and other information, including a webcast report from the recent Annual General Meeting, are available at www.novagold.net.

For more information on NovaGold contact:

Rick Van Nieuwenhuyse, President & CEO
Los Gatos, California, USA
(408) 655-6766
E-mail: RickVann@NovaGold.net

Greg Johnson, Vice President, Corporate Development
Newcastle, Washington, USA
(907) 227-3963
E-mail: Greg.Johnson@NovaGold.net

Tony Hayes, CFA, Investor Relations
Toronto, Ontario, Canada
(416) 368-0882; Toll Free 1 (866) 243-1059
E-mail: Tony.Hayes@NovaGold.net